Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦

PASADENA, CALIFORNIA  91101

HIGHEST OFFER FOR YOUR SHARES EXTENDED

To the Shareholders of Behringer Harvard Opportunity REIT II, Inc.

Everest REIT Investors I, LLC has extended until AUGUST 17, 2017, its offer to purchase 1,300,000 common shares (the "Shares"), in Behringer Harvard Opportunity REIT II, Inc. (the "Corporation"), for $5.25 per Share in cash.

•Our offer is HIGHER THAN THE CURRENT PRICE PAID FOR ORDINARY SHARE REDEMPTIONS by the Corporation. If you are thinking about redeeming, you will get more money for your Shares by selling to us.

•Our offer exceeds by $3.25 per Share (163%) the highest previous third-party offer for your Shares of which we are aware. Our offer also avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

By selling your Shares, you receive a guaranteed current price for your Shares. The Corporation admits that its estimated value per Share of $7.80 may not reflect the value that stockholders will actually receive, and it is not the value of the Shares according to GAAP, or the liquidation value, or the price the Shares would receive in public trading.

You should read the entire Offer to Purchase dated May 22, 2017, and the related Transfer Agreement (together, the “Offer”) before tendering your Shares. A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/; Login: Behringer2; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to Behringer2Offer@everestproperties.com.

If you wish to sell your Shares, please complete and execute the Transfer Agreement in accordance with the Instructions. The Transfer Agreement and Instructions are available as described above. Unless amended, our offer will expire at 5:00 pm Pacific Time on August 17, 2017.

Sincerely,

Everest REIT Investors I, LLC